UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        BAYNON INTERNATIONAL CORPORATION
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   072873 10 2
                          -----------------------------
                                 (CUSIP Number)

                                Pasquale Catizone
                             Chief Executive Officer
                        Baynon International Corporation
                                266 Cedar Street
                              Cedar Grove, NJ 07009
                                 (973) 239-2952
                         ------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 12, 2002
                          -----------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 of 4 PAGES

                                  SCHEDULE 13D

CUSIP No.  072973 10 2



 1   NAME OF REPORTING PERSONS.

     SHAWSHANK HOLDINGS, LIMITED

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     04-3611037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /_/

                                                                      (b) /x/

 3   SEC USE ONLY


 4   SOURCE OF FUNDS*

     OO

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /_/


 6   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7   SOLE VOTING POWER: 3,000,000


 8   SHARED VOTING POWER: 0


 9   SOLE DISPOSITIVE POWER: 3,000,000


 10  SHARED DISPOSITIVE POWER: 0


 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES       /_/


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.11%

14   TYPE OF REPORTING PERSON*

          CO

                                PAGE 2 OF 4 PAGES

Item 1.   Security and Issuer


     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.001 par value ("Shares"), of Baynon International Corporation, a Nevada corporation ("Baynon"). Baynon's principal executive office is located at 266 Cedar Street, Cedar Grove, New Jersey, 07009.



Item 2.   Identity and Background


     The name and principal business and office address of the person filing this Statement is Shawshank Holdings, Limited (the "Company"), 94 Anderson Avenue, Demarest, New Jersey, 07627. The principal business of the Company is investments.


     During the last five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Company has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



Item 3.   Source and Amount of Funds or Other Consideration


     Pursuant to a Subscription Agreement ("Subscription Agreement") by and between the Company and Baynon, dated as of March 12, 2002, the Company purchased 3,000,000 shares of voting capital stock of Baynon for $0.01 per share, for a total consideration paid of $30,000.



Item 4.   Purpose of Transaction


     The Company acquired the shares of Baynon as described in this report for investment purposes.


     Except as provided in this Statement, in any exhibit hereto, or in any amendment hereto, the Company does not currently have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of Baynon or the disposition of securities of Baynon, (b) an extraordinary corporate transaction involving Baynon or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Baynon or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of Baynon, (e) any other material change in Baynon's business or corporate structure, (f) changes in Baynon's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of Baynon by any person, (g) causing a class of securities of Baynon to be delisted from a national securities exchange or to

                                PAGE 3 OF 4 PAGES
cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of Baynon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (i) any action similar to the foregoing. In connection with its acquisition of the Shares, the Company received the right to have a qualified representative named to Baynon's Board of Directors.

Item 5.   Interest in Securities of the Issuer

     The Company beneficially owns an aggregate of 3,000,000 shares, which represents approximately 17.11% of the shares of Baynon deemed to be issued and outstanding. The Company has the sole power to vote or to dispose of all of such shares.

     Except as disclosed on this Statement, there was no other transaction in the shares that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      The Company is not a party to any agreement involving the voting of the shares.

Item 7.   Exhibits

         None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2002

SHAWSHANK HOLDINGS, LIMITED



By: /s/ Robert L. Miller                    By: /s/ MD Kaye
   ---------------------------------           ---------------------------------
   Robert L. Miller, President                 Mitchell D. Kaye, Chairman